EXHIBIT 99.1

OR Royalties Announces Acquisition of a Precious Metals Stream on Canadian Copper’s New Brunswick Assets

MONTRÉAL, April 14, 2026 (GLOBE NEWSWIRE) -- OR Royalties Inc. (“OR Royalties”, “OR” or the “Company”) (OR: TSX & NYSE) is pleased to announce that it has entered into a binding agreement with Canadian Copper Inc. (CCI: CSE) (“Canadian Copper”) with respect to a $28.0 million precious metals stream (the “Stream”) on Canadian Copper’s New Brunswick assets (the “Transaction”), comprising the Murray Brook properties (Murray Brook) and the Caribou property, including the Caribou Processing Plant (“Caribou Complex” or “Caribou”) (collectively, the “Project”). Amounts presented are in United States dollars, except where otherwise noted.

TRANSACTION HIGHLIGHTS

  Tier-1 Mining Jurisdiction: The Stream being acquired is on Canadian Copper’s brownfield Murray Brook and Caribou properties located in the Bathurst Mining Camp of New Brunswick, Canada. Canada is defined by OR Royalties as a Tier-1 mining jurisdiction (along with the United States of America and Australia);
  Precious Metals Streams on a Brownfield Project: The brownfield nature of Canadian Copper’s 100%-owned Murray Brook deposit and the formerly-operating and permitted Caribou Complex is expected to support an accelerated permitting and development path whereby first production is expected from the Project by 2029;
  Full Construction Financing: Concurrent $35.0 million concentrate prepayment facility provided by Ocean Partners UK Limited (“Ocean Partners”) secures the full construction financing required to advance the Project into commercial production;
  Adds to OR’s Peer-Leading 5-Year gold equivalent ounces (“GEOs”) Growth Profile: The Transaction is expected to add GEOs over-and-above OR Royalties’ 2030 5-year outlook range of 120,000-135,000 GEOs, originally disclosed in February 2026; and,
  Maintains Precious Metals Focus: The Stream consists entirely of silver and gold, providing OR Royalties with additional exposure to precious metals.

STREAM DETAILS

  Upfront Deposit: OR Royalties will provide Canadian Copper cash proceeds for the Stream totaling $28.0 million as follows (the “Deposit”):
    $5.0 million payable upon closing, and
    $23.0 million funded quarterly (on a calendar basis) in accordance with Project construction budgets (the “Construction Installment”).
  Streamed Metal: Canadian Copper will deliver to OR Royalties refined silver and refined gold equal to 20% of the payable silver and gold in concentrate or any other product for the life of mine (the “Deliveries”). Such Deliveries are based on a 100% ownership basis of the Project. OR Royalties does not currently model payable gold in concentrates produced from Murray Brook.
  Production Payments: OR Royalties will purchase refined silver and gold from Canadian Copper at a purchase price equal to 20% of the spot price of refined silver or gold for each ounce delivered.
  Conditions: The funding of the Construction Installment(s) shall be conditional upon customary project milestones, including the receipt of all material environmental permits and necessary First Nations approvals required for the Project, alongside a formal construction decision by Canadian Copper’s Board of Directors.
  Security: A comprehensive security package, including full-recourse corporate guarantees and a first-ranking security interest over the Project and all other assets of Canadian Copper, shared pari passu with the Ocean Partners prepayment facility.
  Area of Interest: The Stream shall be referenced to production from the combined Murray Brook and Caribou properties as shown in Figure 1, and any additions or replacements thereto along with any future contiguous or complementary claims owned or controlled by Canadian Copper or an affiliate.

OTHER DETAILS

  Equity Subscription: Concurrent with closing, OR Royalties shall subscribe to $4.0 million in common shares of Canadian Copper at a share price of C$0.75.
  ROFR: Canadian Copper will grant OR Royalties a ROFR in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by Canadian Copper or an affiliate.

MURRAY BROOK PROJECT

Canadian Copper’s Murray Brook project is located approximately 60 km west of the City of Bathurst in the Parish of Balmoral, Restigouche County, New Brunswick, Canada. In October 2024, Canadian Copper announced the signing of a term sheet and exclusivity agreement providing it the exclusive right to acquire the Caribou Complex, which is situated just 13 km east of Murray Brook. Canadian Copper’s acquisition of the Caribou Complex is expected to close in Q2 2026. The permitted Caribou Complex (along with a permitted tailings storage facility) would be used to produce copper, lead, and zinc concentrates with recoverable silver from the Murray Brook mineralized feed material. Canadian Copper completed a Preliminary Economic Assessment (“PEA”) on the Project in July 2025. The PEA mine plan consists of conventional drill/blast/load/haul open-pit mining methods for the Murray Brook deposit and includes a 13km haul road for the mineralized material to be processed at the Caribou Complex. The life-of-mine plan proposes one open pit with four development phases at an average production rate of 3,300 tpd of mineralized material at a strip ratio of 5.0:1 for 13.2 years. Additional PEA highlights include:

  Initial / pre-production capital expenditure of C$64M, resulting in a Project NPV/CAPEX ratio of 2.7x;
  A total of 15.4 million tonnes (“Mt”) of mineralized material planned to be mined at average grades of 41.1 grams per tonne (“g/t”) silver (“Ag”), 0.55 g/t gold (“Au”), 0.47% copper (“Cu”), 0.96% lead (“Pb”), 2.67% zinc (“Zn”)1;
  Overall process recoveries of 68% for Cu, 82% Zn, 55% Ag, and 44% Pb;
  Average annual payable production of:
    Eight (8) million pounds (“Mlbs”) Cu
    47 Mlbs Zn
    783 thousand ounces Ag
    10 Mlbs Pb; and,
  All-in sustaining cash cost (“AISC”) of US$3.14 per lb copper-equivalent (“CuEq”) or AISC of US$0.96 per lb zinc-equivalent (“ZnEq”)2

Jason Attew, President & CEO of OR Royalties, commented: “Canadian Copper’s Murray Brook Project checks all of our strategic boxes; the integration of Murray Brook and the Caribou Complex creates a premier brownfield polymetallic project with significant precious metals credits in a Tier-1 mining jurisdiction. Thanks to existing infrastructure and strong alignment with local stakeholders, the project benefits from a significantly accelerated development timeline. We are excited to partner with Canadian Copper as they advance toward a mine-and-mill restart, which is expected to deliver high-margin GEOs to OR Royalties before the end of the decade.”

Figure 1: Canadian Copper Land Package

Sources for Technical Information:

  https://canadiancopper.com/canadian-copper-provides-2025-summary-and-2026-outlook/
  https://canadiancopper.com/wp-content/uploads/2026/01/Murray-Brook-43-101-PEA-FINAL-JuL71330.pdf

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:
Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@ORroyalties.com

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, achievement of all conditions precedent to initiate the Construction Installment in a timely manner, guidance as to GEO outlook and deliveries and that production at the Murray Brook Project will enhance the Company’s growth profile in a timely manner, that construction, development and ramp-up of the Murray Brook Project, and expected timing and volume of production, and development and growth catalysts to be achieved by the operators of the properties in which the Company holds interest. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest (collectively an “Interest”); risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permits or licenses, (f) hazards and uncertainty associated with the business of exploration, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds an Interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds an Interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated under such forward-looking statements and such forward-looking statements included in this press release are not a guarantee of future performance and should not be unduly relied upon. In this press release, OR Royalties relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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1 Updated 2023 Murray Brook In-Pit Mineral Resource Estimate of Measured and Indicated Sulphide Resources of 21.1Mt grading 0.45% Cu, 0.91% Pb, 2.49% Zn, 0.56 g/t Au, 38.6 g/t Au, and also Inferred Sulphide Mineral Resources of 0.1Mt grading 0.41% Cu, 0.68% Pb, 1.82% Zn , 0.62 g/t Au and 30.4 g/t Ag; in addition, Measured and Indicated Oxide Resources of 2.0Mt grading 1.03% Cu, 0.74% Pb, 2.22% Zn,0.39 g/t Au and 39.2 g/t Au.
2 CuEq and ZnEq based on metal prices of $4.25/lb Cu, $1.30/lb Zn, $1.10/lb Pb and $27/oz Ag at a $0.746 USD/CAD exchange rate.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/b2057c47-876a-4bad-ba88-fe1ff75ec97f